

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 6, 2017

Nina Gupta
Chief Legal Officer
Victory Capital Holdings, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, OH 44144

> **Re: Victory Capital Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 23, 2017**
> **CIK No. 0001570827**

Dear Ms. Gupta:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2017 letter.

Supplemental Non-GAAP Financial Information, page 76

Adjusted EBITDA, page 77

1.   We note your response to prior comment 9 and revised disclosure included on page 78. Please explain in more detail what you mean by "target percentage" and how you are able to isolate the non-GAAP adjustment to just the amount of compensation in excess of expected levels due to acquisitions. For example, please clarify if, and if so how, you have not added back compensation in excess of expected levels due to better than expected results which were not directly attributable to acquisitions. In this regard, we

note that the non-GAAP adjustment for 2016 represents 7% of your personnel compensation and benefits line item.

2.   Please revise the reconciliation to separately break out income taxes from other business taxes given they are classified separately in the statement of operations and only income taxes are later considered in the calculation of Adjusted Net Income.

3.   We note that both the non-GAAP adjustment for interest expense/(income) and the adjustment for interest expense/(income) and change in value of consideration – transaction related, include amounts related to interest income, but it is unclear how these amounts are calculated and separated for purposes of this reconciliation. Please provide a separate line item for each reconciling adjustment rather than netting more than one type of adjustment together.

4.   We note that you have grouped acquisition, restructuring and exit costs in one line item adjustment, but these amounts are included in three separate line items in the statement of operations. Furthermore, it is unclear whether you have also added back integration costs in your non-GAAP measure, such that the entire GAAP line item of restructuring and integration costs are added back for purposes of Adjusted EBITDA. Please revise this reconciliation or footnote disclosure to clearly quantify how much of each of the GAAP line items are impacted by your non-GAAP adjustments.

Adjusted Net Income, page 78

5.   Please revise to provide a separate reconciliation of Net Income (Loss) on a GAAP basis to Adjusted Net Income, rather than solely reconciling Adjusted EBITDA to Adjusted Net Income.

6.   Please tell us why your Adjusted Net Income measure includes the interest paid on debt, net of interest income, but excludes the amortization of debt issuance costs and discounts, as well as the change in value of interest rates caps on term debt.

7.   Please explain in more detail how the "tax effect of the above adjustments" is calculated in arriving at Adjusted Net Income. In this regard, the effective tax rate utilized is substantially less than the effective tax rate for GAAP purposes and it is unclear why this would be the case.

Victory Capital Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2017 and 2016, page F-7

Summary of Significant Accounting Policies, page F-7

8.   We note your disclosure on page F-10 that ASU 2017-04 is effective for your fiscal year that begins on November 1, 2020. Please revise to correct this effective date, and also include the date that the standard is required to be adopted by a non-emerging growth company.

Note 2 – Acquisitions, page F-10

9.   We note your disclosure that the costs related to acquisitions and summarized on page F-11 are included in general and administrative expense on the consolidated statement of operations. However, it appears these costs are included in the acquisition-related cost line item. Please advise or revise.

Note 8 – Share-Based Compensation, page F-16

10.   We note that during the three months ended March 31, 2017 you granted restricted stock awards with a grant-date fair value of $2,367 as well as stock option awards computed using the Black-Scholes option pricing framework, with an input of $2,367 for the current stock price. On page F-18, your disclosure states that the current stock price for these inputs was the year end estimated share price less the special dividend paid in February 2017. Please revise to disclose the method utilized to determine the fair value of the shares and the nature of the assumptions involved, including how the special dividend factored in to reduce the estimated share price at the grant date.

       You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Stephanie L. Sullivan, Senior Technical & Policy Advisor, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

                         Sincerely,

                         /s/ Era Anagnosti

                         Era Anagnosti
                         Legal Branch Chief
                         Office of Financial Services

cc: David K. Boston, Esq.